

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-Mail
Mr. Warren Dillard
Principal Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd. Suite 1600
Houston, Texas 77056

   **Re:**  **Vanguard Energy Corporation**
       **Form 10-K for the Fiscal Year ended September 30, 2013**
       **Filed January 3, 2014**
       **Form 10-Q for the Fiscal Quarter ended December 31, 2013**
       **Filed February 13, 2014**
       **File No. 333-174194**

Dear Mr. Dillard:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2013

Business, page 2

Batson Dome and Hull-Daisetta Fields, page 3

1.  Please expand your disclosure to provide the production quantities and the average sales price by final product sold and the average production cost per unit of production to comply with the disclosure requirements in Item 1204 of Regulation S-K.

Exhibit 99

2.      We note that although you disclose the net quantities of *probable* undeveloped reserves on page 9 of the filing, the reserves report at Exhibit 99 does not include information relating to such reserves.  Please either obtain and file a revised reserve report that covers your probable reserves, or revise the disclosure in your filing to ensure consistency with the information that is covered by the reserves report.

3.      We note that the reserve report does not include certain information that is required by Item 1202(a)(8) of Regulation S-K.  Please obtain and file a revised reserves report that includes the following information in order to satisfy your filing obligations.

   - The purpose for which the report was prepared (e.g. one reason may be for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

   - The proportion of the Company's total proved reserves that are covered by the report (Item 1202(a)(8)(iii)).

   - A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

   - A discussion of the primary economic assumptions (e.g. the average realized prices, initial benchmark prices and associated price reference point or pricing hub by product type for the reserves) (Item 1202(a)(8)(v)).

   - A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

Executive Compensation, page 24

4.      On page 24, you disclose that you did not compensate your directors for acting as such during the fiscal year ended September 30, 2013.  Please reconcile this statement with your disclosure in the summary compensation table that former director R. Gerald Bailey received $180,000 in compensation in the fiscal year ended September 30, 2013.

5.      We note that Delton Drum is employed as the president of C.F.O., Inc. and the C.E.O. of Drum Equipment/Drum Oil & Gas, Inc.  Please disclose the amount of time that you anticipate Mr. Drum will devote to your business.

Certain Relationships and Related Transactions…, page 27

6.      Address the affiliation between the Company and Vanguard Net Profits LLC, which is referenced on pages 5 and F-14.

Form 10-Q for the Fiscal Quarter ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 13

7.      We note your disclosure explaining that oil and gas sales for the quarter ended December 31, 2013 were significantly less than for the quarter ended December 31, 2012 due to decreased production.  Please disclose the reasons production volumes decreased and describe any remedial actions you plan to undertake.  Please adhere to the guidance in Item 303(a)(3) of Regulation S-K, as it pertains to required disclosures about significant economic changes, known trends and uncertainties, and price and volume comparisons.

8.      We understand from your disclosure in the Form 8-K that you filed on April 3, 2014 that you were unable to make the required interest payments related to the convertible secured promissory notes in March 2014, and are therefore in default and that counterparties may declare the principal and all accrued interest immediately due and payable.  You are required to disclose information about known trends, demands, commitments, events and uncertainties that either have changed or are reasonably likely to change your liquidity in any material way to comply with Item 303(a)(1) of Regulation S-K.  Given the circumstances, it appears you need additional disclosure about your interest payment obligations, such as the factors impacting your ability to comply with the terms of the notes, description of assets securing the instruments and their relative significance to your operations, and your plans for resolving events of default and the reasonably likely consequences of being unable or unsuccessful in this regard.  Please submit the revisions you propose to address these disclosure requirements based on the information of which you were aware at the time of filing your report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  For questions regarding comments on engineering matters, you may contact John Hodgin at (202) 551-3699.  Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3762 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director